VIA EDGAR

Brent Fields, Assistant Director

Office of Disclosure and Review

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Fidelity Capital & Income Fund
Fidelity Focused High Income Fund
Fidelity Government Money Market Fund
Fidelity High Income Fund
Fidelity Inflation-Protected Bond Fund
Fidelity Large Cap Stock Fund
Fidelity Mid-Cap Stock Fund
Fidelity Money Market Fund
Fidelity Small Cap Discovery Fund (formerly Fidelity Small Cap Retirement Fund)
Fidelity Small Cap Stock Fund
Fidelity US Treasury Money Market Fund

Request pursuant to rule 485(b)(1)(vii)

Dear Mr. Fields:

We are currently preparing the annual update filings for Fidelity Capital & Income Fund, Fidelity Focused High Income Fund, Fidelity Government Money Market Fund, Fidelity High Income Fund, Fidelity Inflation Protected Bond Fund, Fidelity Large Cap Stock Fund, Fidelity Mid-Cap Stock Fund, Fidelity Money Market Fund, Fidelity Small Cap Discovery Fund (formerly Fidelity Small Cap Retirement Fund), Fidelity Small Cap Stock Fund, and Fidelity US Treasury Money Market Fund (the funds). Because the funds will include disclosure relating to the Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies Final Rule that is substantially the same as disclosure relating to the subject that was included in the 485(a) filings submitted to the Staff on September 17, 2009, October 16, 2009, November 16, 2009, and December 15, 2009 (see Attachment 1 for list of trusts/funds), we respectfully request permission to file the annual update filings for the fund under Rule 485(b)(1)(vii). The funds' filings contain other nonmaterial changes, including additional disclosure intended to highlight the disclosure included in the September 17, 2009, October 16, 2009, November 16, 2009, and December 15, 2009, 485(a) filings, but contain no other disclosures that would make them ineligible to file under Rule 485(b).

We would appreciate an early response to this request so that we can plan our filing schedule accordingly. Please call me at (617) 563-1375 if you have any questions or comments. Thank you for your consideration.

Identifying information for the funds for which this request is made is provided in Attachment 1.

Sincerely,

/s/ Jamie Plourde

Jamie Plourde
Senior Product Manager I

cc: Christian Sandoe

Attachment 1

Name of Trust and/or Fund(s) for which rule 485(b)(1)(vii) relief is requested:	Similar Trust/Fund(s) in which the new disclosure was previously subject to review:

Fidelity Commonwealth Trust:
Fidelity Large Cap Stock Fund
Fidelity Mid-Cap Stock Fund
Fidelity Small Cap Discovery Fund (formerly Fidelity Small Cap Retirement Fund)
Fidelity Small Cap Stock Fund

SEC File Numbers/CIK Numbers

811-02546
002-52322
0000205323

Fidelity Capital Trust:
Fidelity Capital Appreciation Fund
Fidelity Disciplined Equity Fund
Fidelity Focused Stock Fund
Fidelity Small Cap Independence Fund
Fidelity Stock Selector
Fidelity Value Fund

SEC File Numbers/CIK Numbers
811-02841
002-61760
0000275309

485(a) filing submitted
October 16, 2009

Name of Trust and/or Fund(s) for which rule 485(b)(1)(vii) relief is requested:	Similar Trust/Fund(s) in which the new disclosure was previously subject to review:
Fidelity Fixed-Income Trust: Fidelity Inflation-Protected Bond Fund SEC File Numbers/CIK Numbers 811-02105 002-41839 0000035315	Fidelity Fixed-Income Trust: Fidelity Strategic Real Return Fund SEC File Numbers/CIK Numbers 811-02105 002-41839 0000035315 485(a) filing submitted September 17, 2009

Name of Trust and/or Fund(s) for which rule 485(b)(1)(vii) relief is requested:	Similar Trust/Fund(s) in which the new disclosure was previously subject to review:
Fidelity Hereford Street Trust: Fidelity Money Market Fund Fidelity Government Money Market Fund Fidelity US Treasury Money Market Fund SEC File Numbers/CIK Numbers 811-07139 033-52577 0000035348	Fidelity Phillips Street Trust: Fidelity Cash Reserves Fidelity U.S. Government Reserves SEC File Numbers/CIK Numbers 811-02890 002-63350 0000278001 485(a) filing submitted November 16, 2009

Name of Trust and/or Fund(s) for which rule 485(b)(1)(vii) relief is requested:	Similar Trust/Fund(s) in which the new disclosure was previously subject to review:
Fidelity Summer Street Trust: Fidelity Capital & Income Fund Fidelity High Income Fund Fidelity Focused High Income Fund SEC File Numbers/CIK Numbers 811-02737 002-58542 0000225322	Fidelity School Street: Fidelity Intermediate Municipal Income Fund Fidelity Strategic Income Fund SEC File Numbers/CIK Numbers 811-02676 002-57167 0000215829 485(a) filing submitted December 15, 2009